Filed by Denali Holding Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EMC Corporation (Commission File No. 1-09853)

•	The following is a transcript of a town hall meeting held with VMWare, Inc. employees on October 12, 2015.

VMWARE

Moderator: Kalee Fennelly

October 12, 2015

5:30 pm CT

Pat Gelsinger: So a few of you decided to show up. You hear that we announced something today? Yes so today and thank you all for showing up on short notice and quite a historic day.

And Michael and I were chatting on the plane on the way in here. We were on the East Coast this morning to do the announcements that’s EMC, you know, flew back.

And Michael and I were discussing briefly, you know, the largest ever deals in the industry are energy deals right, multi-hundred billion dollars right.

The next largest deal was a beer deal the (abb envy) right? So I didn’t know that right? So energy, beer and this is the biggest deal in the history of IT right? And you’re participating in a historic event as we’ve been able to roll that out.

So, you know, it really is a pretty incredible thing that was pulled off. And obviously to participate in something of this magnitude has required two real icons of the industry to pull this together.

And, you know, for this, you know, obviously we have Joe Tucci here with us right longtime chairman of EMC.

Joe Tucci: And VMware.

Pat Gelsinger: And VMware, yes.

Joe Tucci: You left out VMware.

Pat Gelsinger: And VMware, Chairman of EMC and VMware. Forgive me Joe.

Joe Tucci: He’s pushing me out already.

Pat Gelsinger: And right. I have this most terrible habit of forgetting that I really do work for him right so for that Joe...

Joe Tucci: You guys feel sorry for me?

Pat Gelsinger: Yes. And, you know, since you have a whole lot right of our stuff we do though have a few new T-shirts for you to start with...

Joe Tucci: Never enough...

Pat Gelsinger: Right so right? You know, ((inaudible)) right? And, you know, welcome to the campus.

And our most special guest for the day is Michael Dell and Michael Dell. Now Joe got the chief paper bag Michael gets the nice canvas bag right. We want him to be properly adorned when his back in Austin, right?

And go ahead and open it Michael.

Michael Dell: All right.

Pat Gelsinger: Everyone out here…

Michael Dell: We’ve got some swag?

Pat Gelsinger: Yes we’ve got some swag. Now yes so we’ve got…

Michael Dell: Oh, nice.

Pat Gelsinger:…so we got some swag so, okay.

Michael Dell: Nice T-shirts.

Pat Gelsinger: Yes so show those - so I trust you’ll be wearing that next week when (Sasha) comes to visit?

Michael Dell: Yes. Well, you know, let’s see that’s…

Pat Gelsinger: Yes.

Michael Dell: Awesome.

Pat Gelsinger: Okay see what else you got in the bag there Michael. And these were if you recall we had these made so with the campus opening. And these are all the woods that are found on the campus into a tent set. So we expect that those will be prominently displayed in your office.

Michael Dell: Absolutely.

Pat Gelsinger: All right particularly when (Sasha) visits.

Michael Dell: Wait, wait there’s more.

Pat Gelsinger: And there is more, right.

Michael Dell: There’s something else in here.

Pat Gelsinger: Right. You don’t need to open that one but it’s a cube…

Michael Dell: Oh.

Pat Gelsinger:…that we’ve made right — if you want to it’s great right — of all of the materials used on building the campus into a piece of artwork.

Michael Dell: Oh.

Pat Gelsinger:…right and, you know…

Michael Dell: Yes.

Pat Gelsinger:…a VMware cube. So...

Michael Dell: Yes.

Pat Gelsinger:…and cubes are important to us as you see all around here as well so got it.

Michael Dell: Still...

Pat Gelsinger: Right. Thank you.

(Crosstalk)

Michael Dell: I’m still..

Pat Gelsinger:…thank you, still learning of it today.

Michael Dell: Thank you.

Pat Gelsinger: Right - but, yes.

Michael Dell: Thank you.

Pat Gelsinger: And, you know, this is not Michael’s first time on campus though, right? He’s visited here a couple of times. And in fact in this room on this stage he participated with the V-sphere launch right...

Michael Dell: I did. Yes I did.

Pat Gelsinger:…(Paul Mirez) right, as well. So yes a longtime friend and partner for VMware.

Now we did want to do one thing right away to get out of the way here if we could. We’re going to do a selfie right? That okay guys?

Right. So if we can, you know, so stand up here because we have to go backward here. So Michael you’re in the middle, my second selfie of the day.

Right there...

(Crosstalk)

Pat Gelsinger: Right so right there.

Michael Dell: Okay. Have you done this before?

Pat Gelsinger: Have I done this before?

Michael Dell: And everybody looks crazy.

Pat Gelsinger: All right so good job thank you. And that’s going on my twitter as of today so thank you very much.

So with that what we’d like to do and I’ll just give you the order of our time here together today.

And first we’re going to have some comments by Joe, myself and Michael. Then we’re going to have a Q&A time with Michael some, you know, get to know Michael a little bit better as well as a few Q&A that were submitted from you.

And then Michael is going to leave and Joe and I are going to continue in the Q&A session to do a potentially some of the harder questions.

Given the deal...

Joe Tucci: Right, right.

Pat Gelsinger:…Joe gets the hard ones I get the easy ones but, you know, given the deal is a deal that is now active right until it actually closes there are significant regulatory issues that prevent Michael from participating in certain conversations in this period obviously until the deal closes. So just letting you know ahead of time. It’s not that he’s mad at us or anything else right, you know?

But because of that, you know, part way through the Q&A session we’ll - Michael will be stepping out for a brief campus tour. He’s doing a video for us for Barcelona VM World that will show there tomorrow there in (Carl)’s keynotes.

So he’s going over to shoot that. And we’re just so appreciative that he spent some time with us here on campus today.

So with that, you know, we welcome you to this time together today. It is a very unique time, a historic deal, you know, something that we’re quite excited about potential for the companies going forward and a very, very turbulent and significant time of transition in the industry.

And in very significant periods of transition change it’s better to be the one making the move as opposed to being the one responding to the moves of the industry. And that’s why this is such an important deal that’s been announced today.

And for that I wanted to introduce Joe to give a few introductory comments about the deal itself right, describe it a little bit.

Obviously Joe’s been essential to the VMware story. And since the acquisition since the spin out, since we’ve been working so aggressively to build this incredible company called VMware, you know, Joe’s had such a critical fingerprint on everything that we’ve done.

And I thought it would just be important for him to give you his thoughts on the overall transaction that we put together today. So with that Joe, you know, if you could?

Joe Tucci: Can that come off the big slide.

Pat Gelsinger: Yes there you go. There you go.

Joe Tucci: Perfect. Hey it’s great to be with you all today. How are you doing?

Group: Great.

Joe Tucci: I guess we’ve got a slide here. Where is it? There it is. You can read it if you want.

And I just want to talk a little bit, you know, kind of from the heart of, you know, what went through our minds when we did this deal.

Obviously I believe and stop me if you think I’m wrong, that our future, a great future for us — and I’m talking VMware now right - a great - to win a great future we have to wait in the cloud.

We have to take the great base that you have and have - transform our customers to have a private cloud infrastructure on their premise.

And then of course they want to have the hybrid aspect that they can use on and off-site right. And we have a set of assets, great set of assets there. Do you guys see it the same way?

Male: Yes.

Pat Gelsinger: If we don’t win that battle. Now every place I go, every place customer I go battling against us I see Amazon AWS, I see Microsoft, I see IBM and about 70% of the time I see HP.

Now last time I looked those are pretty big companies with the exception of HP is headed the wrong way right?

And these are big powerful companies with powerful balance sheets, great assets. Two of those companies are trying to come from the what I call the outside in to the data center, company’s data center. They are strong. If you look at the strength of Azure, you look at the strength of AWS it’s in the public cloud. And they are bringing that into they all have private cloud versions and they all want to do a hybrid cloud.

IBM they’re doing what we’re doing. They said our strength is in the data center and we’re going to offer off-site services so they’re coming this way.

But you’ve got to win in the project with a new set of software assets. For the main part with - one notable big exception that comes from, those assets, the software assets that comes from, those assets, the software assets come from VMware, the software to product data center to power that cloud.

But last time I looked if those are the - that those are the players. And I don’t see any other players in this game. How much VMware is being bid by AWS, anybody? None.

How much VMware software’s being bid by Microsoft? Come on guys you got to play with me.

(Crosstalk)

Joe Tucci: And almost you think IBM is pushing?

(Crosstalk)

Joe Tucci: And how much you think HP’s pushing?

(Crosstalk)

Joe Tucci: So basically what this is all about in my head in my heart and Pat’s head and Pat’s heart is we have to get - we have to build a company right and to support you around you without destroying everything that I love about this company.

And I tell the story of when this we first VMware first became part of the family. I remember distinctly right, that there’s 296 people in VMware. This was in very late 2003 by the time we closed in early of January 2004 there was 312. I just remember those numbers.

And, you know, so look at the growth you’ve had. Look at the impact you’ve had, look at the dynasty that you’ve built.

What we’re trying to do is how do we build a great company around you where everything we do right? We know the company is going to start out at like it $80 billion as we complete here.

We now have an infrastructure company which will be over $30 billion. And basically the software we’re going to push is your software, VMware software.

And this is how we’re going to beat. I think HP we can beat easily maybe or not as hard. IBM they’re going to be tough. They’re - I mean anybody that takes them lightly is out of their mind. And AWS and AWS and Microsoft have - one has more money than God and one has permission to spend more money than God.

So this is what it’s all about. This is the vision. And if you don’t latch onto the vision and if you don’t believe in the vision then it’s not worth taking the journey. But I believe this is a great vision and there’s tremendous things we can do together.

And obviously another piece of the cloud story is pivotal because we need a pass right? IBM has Blue Mix right? There’s versions from Azure and AWS. So you put that we’ve got a tremendous cloud stack right down to the infrastructure level.

And Michael will tell you with the great ads, the great technologies that Bill has and the culture and then why we can go fast and moving boogie and win.

So this really is the health and future of VMware that’s top in center of mind because it is the crown jewels right? You see the write-ups. You’re the crown jewel. It’s nice to be the crown jewel. You should be happy about that.

And we’re going to make sure that that crown jewel shines. And that’s what this whole thing’s about.

Now we’ll talk about it a little later when Michael’s not here for legal reasons. You know, you can’t worry about how a market reacts and values your stock in a given day or a given week right? I mean a fool invests and it - and thinks of an equity investment for a short-term. But we’ll talk about that when Michael’s gone. But I’m telling you if you make the right moves and you believe in it as strong as I believe it and Pat believes in it and Michael believes in it you’re going to have a tremendous future. And we are going to become even a bigger growth story and with growth comes great things right?

Growth comes employment so VM will get bigger. Growth comes opportunity for you to advance your careers. With growth comes opportunities for you to fatten your pocketbook — all three good things.

So we’re going to create a company and you’re going to be the jewel, crown jewel of it that’s going to grow and that’s what this is all about.

So again I’m thrilled. I love you guys. I’ve been here with you from 296 to what have you got today (Betsy)?

(Betsy): Nineteen...

Pat Gelsinger: Nineteen thousand, holy cow. So it’s been quite a journey. You guys are the best. I love you. So thank you.

So I didn’t quite hit this slide but you can read it okay?

Pat Gelsinger: Yes Joe never does follow the slide very well but anyway.

Joe Tucci: I’m getting more ADD as I get older.

Pat Gelsinger: Yes. You know, a few takeaways from my perspective and the first thing to know is I’m in favor of the deal, I’m committed to the deal and I’m here right, as your CEO as is (Jonathan), (Carl) and the rest of the leadership team.

I believe this is the best outcome right. And the combined companies are the best way to continue for us forward.

And when Joe first approached me about the deal I don’t know, we probably talked generically about it, you know, a year and a half ago right? It sounded pretty crazy then. And seriously it was about three months ago I think...

Joe Tucci: Yes.

Pat Gelsinger:…when you first started the company, you know, three, 3-1/2 months ago at that point in time. And my first answer was yes right, you know, there’s - this is a potential deal that could make sense for us.

And many of the precepts of the deal were exactly what Joe and I talked about at the time right, that VMware would be the public traded entity right, that we were make this happen, that this allows us to bring together EMC and Dell as a private entity for significant transformation right and better agility and decision-making and cleaner government structure going forward right?

You know, and all of those reasons right, are what’s going to enable us to be like putting turbochargers onto the VMware growth story going forward.

Because now we have the enterprise capabilities of EMC right, and the broader market capabilities of Dell helping us grow faster as we go forward into the market, you know, powerful entities, you know, across those two right, literally right?

You know, we now have almost $40 billion right, of energy going behind us to go drive this forward into the market and the enterprise space. We have the enormous capabilities, you know, of a tax rate of the broader PC capabilities in the marketplace. And altogether, you know, one of, you know, how - what’s the total Joe of the total revenue right approximately $80 billion right, you know, force behind us overall in the marketplace. You know, a powerful set of capabilities while our vision and mission hasn’t changed for us.

And, you know, Dell has been a great partner for VMware for, you know, since the very beginning. In fact Michael was one of the original investors in VMware from the start of the company.

And we believe that the results of this could be very significant for us going forward in the market for the long term.

And, you know, I obviously participate in the historic reshaping of the IT industry. You know, that’s just pretty cool.

I mean all of us are going to look back on this day however things turned out over the next decade and say I was a part of that right, and those great moments of restructuring of the industry as we go forward. You want to be part of the company that’s driving the change in the industry not the one that’s responding to it. And that’s a powerful position for us to be in.

And, you know, at the heart, you know, what are we? You know, we are this innovative software infrastructure company. And that’s exactly what we’re going to continue to be as we go forward.

That’s who we are. It’s what we are. And we’re committed to the broad ecosystem, the broader play that VMware has continued to have in the past. So fundamentally this is accelerating the vision, mission right, and the core values that we have as a company going forward. So it keeps us exactly on course. In fact it gives us a lot more tools and potential to go execute on that mission.

I wanted to just briefly give a little bit of a story of Michael. And Michael and I, I think it was ‘86 was the first time that I met Michael right, where he was coming begging for chips to Intel right?

And literally he was right? Right, you know...

Male: Sure.

Pat Gelsinger:…right, you know? I mean, you know, he’s a stupid college kid building PCs right, you know? Why should big mighty Intel give him anything right, you know, at the time right?

So, you know, it really was and just that tenacity right, that’s created one of the world’s great IT companies.

And I probably remember most, the thing I remember most is when we were first starting in the mid-90s the industry standard server business right?

And this was, you know, as we’re going out to right to HP and Compaq and DEC and so on to get them to start using x86 processors and servers and all of those had big server businesses but all of the risk processors in their proprietary system. And this was upstart Dell who was going to be in the server business.

And I remember this because we’re creating the industry standard server specs Michael associated with that. You know, and could Dell be an enterprise player right? It was a big question whether they could have anything.

You know, yes they’ve proven themselves as a fast-growing PC company but out of that was the tenacity, the vision right, of really driving an open industry ecosystem around servers. and that was probably the most to me just the most impressive business play. And it was a critical one for us to establish.

You know, what today represents over 95% of all servers, you know, based on the x86, the thing that our software has monetized in a unique and powerful way and that period of creating those servers in Dell was just a critical ingredient in making that happen at that phase of the industry.

So that’s been a long-term partnership, you know, respect and incredible right, recognition of that tenacious vision that Michael and the Dell team has brought forward. So Michael maybe a few comments overall and then I have some questions to ask you for the group.

Michael Dell: Great. Well thank you Pat, thank you Joe. I am thrilled to be here and, you know, to be back here at the VMware campus.

It’s not my first time. As was said earlier. Dell was one of the early investors in VMware before Joe took the brilliant step to buy VMware. And congratulations to, you know, your incredible team and Joe and Pat on what you guys have created. It’s an amazing company.

A company, you know, that is absolutely a key part of our industry. And, you know, the independent ecosystem that you have created is incredibly important and we want to only help you enhance that.

I love your epic values. And I know your culture is very important to you. I can tell you that, you know, we don’t believe in trying to homogenize our cultures across a group of companies that are now getting even larger. But I’m incredibly excited to be here.

Love the innovation, disruptive innovation that you’ve been driving. And but look, my journey to be here today started about 32 years ago in my dorm room.

And, you know, I’ll care about this company after I’m gone. And so this is a passion. And, you know, what I see is a tremendous opportunity. The combination of Dell and EMC allows us to build absolutely a powerhouse in the enterprise with, you know, winning businesses, absolutely winning businesses in servers, in storage, in virtualization, in PCs.

A company that is a leader in an amazing 22 Gartner Magic quadrants. You know go look up, you know, what the other guys have. You’ll find that’s quite incredible.

And if you think about what’s going on in the world, you know, customers are trying to deal with all this digital information, digital transformation. The software defined data center that you all have led so well, the converged infrastructure and the opportunities that will now have a converged infrastructure bringing together all the capabilities of VMware, EMC and Dell are amazing.

Cloud and particularly leadership in hybrid cloud mobility with AirWatch and the great momentum you have there.

And with Dell we’re going to add 20,000 passionate new sales team members to go help you sell more of your incredible portfolio of software products.

And Pat and I spent a lot of time kind of mapping out, you know, what are all the touch points here where we can go drive more success and more license origination for your business?

And finally the other challenge customers have is how do they balance all these new exciting things and the explosion in devices with the need to secure all that?

And you have some for test Dick security capabilities. EMC has are as a, Dell has SecureWorks, SonicWALL. There’s lots of opportunity here in the family.

As you know VMware will continue to remain an independent company and an independent public company. And in fact I guess that means they like that.

Male: I think so. I think so.

Michael Dell: You know, there are some other parts of EMC that are sort of on a similar path, a similar journey. And we only want to help them along that path, you know, and certainly see an ability with the private structure we have in the parent company to be able to invest and incubate businesses and allow them to develop uniquely with culture and leadership and be able to go serve, you know, the great opportunities out there.

You all are familiar with the ones within the EMC family. In Dell we have some other interesting ones like (Goomy) which some of you may be familiar with and SecureWorks and others as well.

So look this is incredibly exciting day for our collective organizations. You know, Pat I think I did meet you when you were working for Andy Grove. We were most - we both must have been teenagers.

Pat Gelsinger: Yes you were much younger then. Right.

Michael Dell: Actually known Pat longer than I’ve known Joe. I met Joe in 1994 before he started with EMC. And I’ve got to tell you these are - I’m not talking about me, these are two of the finest leaders in our industry. And I’m honored to be able to work with them. And I want to - it’s not quite time to do this officially but I want to welcome you to the family.

Pat Gelsinger: So Michael obviously, you know, a historic deal. Why EMC, right? You know, what made that the right partner for you to pursue in this deal because I think it was your first phone call to Joe?

Michael Dell: Right, it was. I called Joe about a year ago and we have been, you know, had lots of conversations, meetings discussions, you know, meetings on the East Coast, meetings at my house in Austin.

At one point we came and met with the entire board.

Pat Gelsinger: Yes.

Michael Dell: And look I think, you know, I believe that the challenges that I talked about our real right, the digital transformation, the conversion infrastructure, software defined cloud, you know, security mobile. And we’ve been on a journey to help our customers address those challenges.

And the combination here with EMC, VMware, pivotal, virtual stream, VCE, RSA massively advances that agenda and helps us go address those challenges.

I’m also really excited about, you know, this private company structure, you know, in the so-called parent company right?

You know, at Dell we have been private for two years now.

Pat Gelsinger: And how do you like being private?

Michael Dell: Love being private. Being private is great.

Pat Gelsinger: I am actually very jealous.

Michael Dell: And, you know, what that’s allowed us to do is really change our horizon of focus from 90 days to three years, five years, ten years.

And just imagine for a second if you could dream with me right? You know if you were thinking about your business over a longer period of time what are the things that you would do?

And so we’ve really doubled down on investments in R&D and innovation. And, you know, this last year we filed more patents than in any year in our history. It was 28% more than the year before.

And so the level of innovation and new products…

Pat Gelsinger: What your whole portfolio’s been like 10,000 patents?

Michael Dell: So we’re up to about 8000.

Pat Gelsinger: Eight thousand so closing in so…

Michael Dell: And so, you know, growing rapidly. We’re also adding aggressively to our sales organization right?

You know, as we looked at our business we looked around the world and, you know, we serve customers of all sizes. And we said where are the customers that we haven’t spent enough time with, we haven’t talked to as much?

And it’s just in the last six months we’ve added about 2000 new salespeople into the company. And so even in a time when there is industry turmoil there are, you know, challenges and things out there we can see through those and look forward to a longer term horizon.

So love that structure. Again you’re going to remain a public company and you’re going to remain an independent public company so we’re not talking about VMware becoming a private company at all.

But I think that having a parent company that is privately controlled will afford some nice advantages.

And certainly we think the addition of the Dell sales engine and, you know, the discussion we had about all the additional opportunities to, you know, combine our technology together that’ll be, you know, great for all of you and it will be great for VMware shareholders I believe.

Pat Gelsinger: And how now obviously as we’re getting those synergies underway one of the potential locations on the other side is some of our other partners, right and how do you see that ecosystem aspect playing out Michael? You know, what do you think are the right sort of rules of the road for our partnership there?

Michael Dell: Well look I think it’s really, really important that we only preserve and enhance your independent ecosystem. And, you know, I think VMware’s success has been fundamentally based on that in large measure.

And, you know, as one of the, you know, participants in the ecosystem I see how this has been done and it’s worked very well so I think that has to continue.

You know, Dell is itself will continue to work with other folks right and because we serve lots of customers. And so, you know, you’ll see us do things with folks that you may consider to be your competitors. And, you know, I’m sure VMware will do things with a broad industry ecosystem.

I think that’s an important thing that, you know, should absolutely continue.

Pat Gelsinger: Tell us a little bit more about the early days of Dell. I mean what, you know, I mean a whole lot of little startups and I mean you weren’t the only college dorm room at the time…

Michael Dell: Yes.

Pat Gelsinger:…and obviously today one of the powerhouses of the industry. Just help us to get know Dell and you a little bit more?

Michael Dell: Yes. Well it wasn’t quite like Hold and Catch Fire if you’ve watched that. But, you know, look when I was about 16 years old I was in high school and, you know, IBM introduced the PC in 1981.

And, you know, I figured this is going to be really interesting. You know, IBM, you know, back in the 80s IBM’s combination of the IT sector was unlike any company’s domination of an industry sector in the history of all industries.

It was like, you know, they were the giant beyond all giants.

And so, you know, this IBM PC came out. And I had already, you know, been messing around with microprocessor based computers and learning everything I could and just totally immersed in the whole thing.

And, you know, while other kids were off, you know, souping up their cars I was souping up computers. So yes I was kind of nerdy, you know, and…

Pat Gelsinger: You said it and it’s okay.

Michael Dell: And, you know, one of the things that I notice was that first of all you kind of saw this personal computer that you could buy for not a lot of money. It was like wow this is amazing. You know, it’s just like, you know, think of what you could do with this. And so my mind was just, you know, really entranced with that.

And then as I kind of took the thing apart and I noticed that it had like 500 I added up it was about $500 worth of parts and they sold it for $3000.

And, you know, to me as a teenager it seemed like a criminal enterprise, you know, and so…

Pat Gelsinger: You were out fighting crime at that early age.

Michael Dell: Yes. Yes so, you know, by the way this is not in any way to suggest the, you know, we don’t like your margins, you know. You know, things change, people change, you know, a lot of people do silly things when they’re teenagers.

So, you know, I messed around with this stuff in high school and, you know, you’re supposed to sort of do what you’re supposed to do in high school and I did that.

So I go off to college and, you know, my parents aren’t really watching me, right? And I went to the University of Texas in Austin. It was like this enormous school. You know, if you don’t show up for class nobody really notices.

So I was sort of starting a computer company in my dorm and of course I didn’t have any capital. So I started by upgrading existing computers. so I would, you know, buy memory I would buy, you know, disk drives and I would write some software and, you know, upgrade a machine here and there.

And that’s literally how the company started in 1984 in my dorm room.

It grew 80% a year for the first eight years and 60% a year compounded for the next six years after that. And for any of you who are good at math, you know, that gets you over $10 billion very quickly.

So, you know, it’s been a great adventure, continues to be a fantastic adventure. And I really believe in the positive impact that technology has in the world.

I mean we’ve all been very fortunate to see the incredible things that the products, you know, that we’ve created having enabled in the world and, you know, that continues to really excite me.

And certainly the, you know, the impact that it’s had on, you know, billions of lives out there, you know, continues to excite me. And I’m unbelievably thrilled about this next stage of the adventure. And, you know, it’s a good start.

Well that’s great. So just helping us get to know Mike a little bit more of a leadership story, I mean you’re running enterprise now of 100,000 people right, you know, a big, you know, a mentor, a leadership event. I mean what’s helped to make Michael, Michael?

Well look I think I am someone who, you know, I like to learn. I’m curious. I like to ask questions. I think, you know, we lead by example. And when things aren’t going so well we, you know, kind of admit the issues and, you know, work to address any problems as fast as we find them.

You know, I think we - it’s like they’ll have a culture that kind of thrives on winning and it thrives on customer focus and customer orientation.

And, you know, one of the other things I believe about leaders is, you know, a really important part of leadership is people have to want to follow you. If people don’t want to follow you you’re not a leader, right?

So I don’t think there’s any one right way to do it. You know, I’ve seen lots of different, you know, ways to lead. You know, I like to ask a lot of questions, you know, as you’ll - as we’ll get to, you know, work together more closely.

And, you know, we want to help all of you succeed and reach your full potential and we want to help our customers.

And, you know it’s been exciting at Dell as we’ve gone private and we do this survey inside a company called Tell Dell.

And Tell Dell is our, you know, it’s, you know, confidential, you know, anonymous and it’s voluntary.

And the reason it’s voluntary is, you know, we want to see what the participation rate is. And if, you know, nobody participates we get these surveys back if we don’t do anything then it’s like a Dilbert cartoon and nobody wants to, you know, be a part of that.

So we actually do stuff. We listen, we learn, we take the feedback and we make changes and we evolve and make our company better for our team.

And so this last day when we completed the last survey not only did we have the highest participation rate ever in the 15 years we’ve been doing this, we also had the highest scores ever across the whole company.

And the only time they were - the second time that they were almost as high was last year right after we completed the privatization.

Pat Gelsinger: Good. So (Oliver) a few questions that we had from submitted.

(Oliver): So thank you everyone for pre-submitting all your questions. There were some natural categories that all of your test questions fitted under.

We’re going to ask Michael a couple and then (John) and Pat are going to stay for the other questions and then we’ll open it up to all of you.

So Michael in case everyone missed it I don’t think anyone did and a lot of questions about will we be taken private and will we be spun out as a completely independent entity?

Michael Dell: Yes I think that it’s no and no right so…

(Oliver): A simple one. We like your brevity.

And then there were lots of questions about culture. What’s Dell’s culture like? Have you seen it change over the years since you’ve led Dell?

There was some questions about hey, do we think that VMware’s culture’s going to need to change and how are we going to keep VMware’s culture very special?

Michael Dell: Well let me start with that, don’t want to change your culture. You know, I think the ethic values and the focus you have on disruptive innovation and being a Silicon Valley-based company we love all that and we don’t want to monkey with that or adjust that in any way.

You know, I think as I said earlier, you know, if you think about EMC, Dell, you know, VMware and any other number of businesses that we’re incubating and growing they’re all going to be a little bit different and that’s totally fine. There’s nothing wrong with that.

We want to, you know, allow your culture to continue to thrive.

A couple of things you’ll learn about our company, you know, (Efisphere) is this organization that sort of ranks and rates companies on ethical orientation.

We’ve been listed as among the most ethical companies in the world for the past two years in a row.

I think you’ll also - they have a beautiful campus here. You’ll also see that inside Dell, you know, being from Austin, Texas we have a tremendous commitment to the environment.

And we spent a lot of time working on how do we use the cleanest and best most recyclable materials, you know, reduce energy consumption as much as possible and really be a leader in sustainability?

The other thing I’d point to is as our company has evolved we’ve been spending a lot more on research, innovation and technology.

And certainly we’re advancing that, you know, quite a bit here with this incredible combination.

But as I mentioned earlier, you know, we really prize our developers, our engineers, the talented individuals in our organization that are able to, you know, bring those ideas forward and create the incredible products that, you know, we’re able to bring to customers.

We also, you know, are a company with incredible reach right? So we have, you know, some 10 million plus customers of all sizes. We’re in 180 countries so, you know, it’s kind of like a big friendly giant so…

(Oliver): And with that thank you Michael and let’s give Michael a big thank you and a big round of applause.

Michael Dell: Thank you. Thank you.

(Oliver): Great.

Michael Dell: All right they said I had to leave but I’m looking forward to coming back and getting to meet all of you to getting to know you better so…

(Oliver): Yes. We look forward to hosting you.

(Crosstalk)

Michael Dell: So, but in the meantime, you know, keep up the great work. We love your products and, you know, VMware for quite some time now has been an essential part of the industry ecosystem and we only want to enhance that and help you all succeed so thank you.

(Oliver): So we’re going to open up to all of you in just a few minutes but there were a ton of questions about stock.

So we thought we would start Joe and Pat off on stock. And if I - I’ve read all of your questions so thank you. And that’s really kind of pretty much this which is one a pattern today. This looks like it was a great deal for EMC shareholders, perhaps less of a deal for VMware shareholders.

And then there was something about a lot of questions about, “Hey it looks like it might be in the interest of Michael Dell kind of keep our share price lower because of variable element of the deal.” So talk to us about stock and then we’ll open it up to all of you. Joe why don’t you kick it off.

Pat Gelsinger: You all ready? Hard questions, easy questions. Okay Joe go.

Joe Tucci: Yes I was thinking of Michael that was telling the story about, you know, his youth and how he was young and skipped class to, you know, build PCs and build a great company.

We have something in common I skipped class too except I played baseball. I don’t know how well that serves me. I don’t play baseball anymore and he’s still building computers so but the - to get back on the issue of stock there’s no real - first of all the last thing you said I don’t understand at all right?

Read that last point again because I don’t know who - I mean that’s kind of like I don’t get that question.

(Oliver): The last point is our press release says the Dell will pay fixed price for each EMC share 2405 and a variable price for each VMware share.

Joe Tucci: Yes.

(Oliver): It’s not - it makes it in Dell’s interest the VMware share price to decline before the deal is closed.

(Crosstalk)

Joe Tucci: I don’t get the math. You guys are real smart in math. That math doesn’t work.

(Oliver): So answer the question for us.

Joe Tucci: The way the deal is structured okay, the - an EMC shareholder now you got to remember 81% of VMware shares are embedded in an EM shareholders when he buys the share of EMC right? Okay, so just remember that number.

What they’re going to get now is they’re going to say okay for that EMC share which has those two things, you know, value for EMC and whatever the percentage is of 81% of your ownership of that value they’re going to get per share $24.05.

Then you take your share price highest .111 right and they get that many of your shares. So every single EMC shareholder gets VMware shares, tracker shares. And I’ll explain what a tracker is in a minute, you follow?

So how could what you said be true? I mean when - it doesn’t matter. It’s fixed. Dells got - they want to see it go up not down. They want to make sure this deal closes with no material adverse changes.

And EMC shareholders have to vote for this deal. So if the shares go down too much they’re going to say, “Hey, the stock was selling for 12, 25, 26, 27 depending on the day. You’re only giving me $24.05 in cash.

The value that I’m going to get my upside is really the VMware tracking stock. And I’ll talk about what a tracking stock is versus the regular share right? So that question makes no sense.

And since Dell wants to close the deal and EMC shareholders want value so they want the VMware - the best way to - the only way to do that because the $24.05 is fixed.

The only way to do that is for your shares to go up, do understand that part? But that’s not true okay?

Secondly what - was happening here right - and it would have been the same thing had we done this with regular shares right?

If basically you’re going to say your float is very thin. You have, you know, by definition 19% of your shares that are in common that float because EMC doesn’t float any of its shares right?

And then if you look at some of your shareholdings — and I don’t know what the latest number is - is (Jonathan) here? But if you looked at the latest share he could tell you that a lot of those are held by very stable shareholders so very few - very few have very, very thin flow.

And that very thin float actually works against you because there’s a lot of big funds out there that to meet their roles to get into the funds they have to take a significant position. You don’t have enough shares floating but you actually limit yourself to the number of funds you can actually get in.

So liquidity increases the value of shares. So by putting more shares on the market over time right, you have more liquidity prices should rise.

Now obviously when you dump a whole bunch of shares on the market at once the market has got to sort through that.

And what’s happened now is the ARBs right, and you’ve got to remember most of - a lot of the trading, most of the trading that goes on they don’t even know what stock they’re buying. These are programmed frequently frequent high frequency traders that are dishing it out.

And if they see a spread of 25 cents, 30 cents they’ll jump in. So what’s happening is you’ll see a lot of short pressure.

Male: Right.

Joe Tucci: No obviously once things start floating, you know, those things should equal out. So we actually have - we spent weeks and weeks with the best and brightest minds on Wall Street. And they all said when you first do it it’s going to get volatile.

And then as the weeks go by it’ll stable out. So you’re looking at, you’re looking at a one day and this just got dropped on the market today, boom right and then the ARBs come in and you - and that’s what you’re seeing.

So, you know, that - you’ve got to look at this over a period of time. And it’s not years but it’s going to be weeks maybe even a couple of months to really settle in.

So if you have to have if you have to sell today I understand you’re disappointed but if you take a longer term view and you believe in your company you’re going to be just fine.

The tracker stock what it does is because one of the things Michael was intrigued about and excited about was having VMware in the family.

So therefore he didn’t want to sell his whole position. And he told you no and no, one of those two nos he’s never going to spin it right?

But what he wanted to do was increase your increase your float which helps you over time and it will and it helps get a deal done.

And then of course he has made a commitment of billions of dollars that he can’t do it now, billions of dollars to come in behind both the common stock and the tracker to keep both in pretty much balance.

Now the tracker is set up to be as close to they as it can representative of the real stock, the common stock. They’re both real stocks. They both trade.

And the reason it should trade so well is because you have - you do report quarterly. You do have a board. You do have float. You have years and years of ordered financial.

So it’s not like it’s a real company. This should be the highest quality tracker in the history of trackers. And there’s a tremendous number of trackers that have been used. But still when you look at the total universe it’s small. So, you know, you’re talking to something that’s been tried dozens and dozens uses, dozens and dozens of times. You know, probably the most successful users is John Malone with Liberty with his Liberty Group right, Liberty Media and Liberty Interactive and all those floats.

And he’s - they use all letter stock. Disney has used it. So it’s been used number of times and they do work. But they take a while for the market to sort out.

So we would not have done this if we thought it was going to cost you any economic pain whatsoever. And I don’t believe it will. But it will take a little bit of time to sort out in the market.

And one of the missing ingredients is going behind it which tells pledge of billions of dollars, you know, to buyback to keep both stocks up.

And of course that can’t happen now because he’s - he can’t even be here when I’m having this conversation legally. That’s why, you know, I think Pat did a good job of separating these two conversations.

So you understand what a tracker is. It’s an economic interest. It’s a real promise that you own. Here’s a common share and here’s a tracker share and basically we’re going to treat you exactly the same as if you had this.

So if this pays a dividend this will pay a dividend, et cetera. Right?

Pat Gelsinger: Okay so how is your corporate finance 101? You all got that?

(Crosstalk)

Pat Gelsinger: Great. And I’ll just emphasize with that that, you know, it’s not commonly used right? It is an exception. It’s not like this is the first one right? But it will take this to the market some time to digest it. It’s going to take all of us sometime to explain it. And is not just the idea of trackers but how this one is going to work right, specifically and why it is such a higher quality and why we expect it to trade essentially evenly with the VMware shares. So next question (Oliver).

(Oliver): So over to all of you. If you have a question just raise your hand. We’ve got a bunch of mic runners and if you could first and Joe - oh, actually on, sorry. If you have a question please walk up to the stand…

Pat Gelsinger: A couple of mics.

(Oliver):…and just tell Mike and Joe or tell Joe and Pat. I beg your pardon. I called you Michael already.

Pat Gelsinger: He liked it.

(Oliver): Well your name is in which group you’re in. Who has a question for this illustrious panel I have?

Pat Gelsinger: Come on up to the microphone yes. Stand up and come on up to the microphone here.

(Oliver): Up front here.

Female: Good afternoon. I’m from AirWatch and we are in the middle of transitioning into VMware. And I would like to know what does that mean for us exactly?

Pat Gelsinger: So simply put nothing right? There’s no change And we’re going to continue exactly on the course that we’re in with the integration plan that we had for AirWatch.

You know, as we’ve laid out to the AirWatch team, you know, as we align right the sales orgs, as we connect the R&D organizations, as we align benefits, you know, that timeline remains exactly the same.

And so right the simple answer is no change right, we’re exactly on course for what we’re doing with AirWatch.

And you heard Michael’s comments. I mean he’s excited to help accelerate the growth of AirWatch. And they have some powerful sales engines and they do a lot of products in the marketplace that should be nicely complementary.

So he and I have built this checklist of potential synergy opportunities that, you know, as you - if you listen to the call that Joe and I did this morning — this morning right Joe. It seems like a very long…

(Crosstalk)

Pat Gelsinger:…day away but that we did this morning we expected those synergies could aggregate to in excess of $1 billion over time.

And one of the line items and that is the AirWatch acceleration.

Female: Okay. So we’re continue to become VMware.

Pat Gelsinger: Yes AirWatch by VMware.

(Crosstalk)

Female: That’s going to be by VMware.

Pat Gelsinger: Yes absolutely and we’re keeping - we’re going to keep the AirWatch brand just like we have. You know, it’s a powerful brand, well recognized brand and we want to connect that to VMware right and use that as a more broader more similar product offerings over time.

And now we’re going to have EMC Dell like celebrating us in the marketplace.

Female: Okay, thank you.

Pat Gelsinger: Very good, other questions?

(Steve Hap): Hi. (Steve Hap), Education Sales Executive for VMware. We work with a lot of customers who do not have master services agreement with VMware. And we’ve always leveraged EMC from a federation perspective. So I just need to understand is that can continue, you know, with the change with Dell?

Pat Gelsinger: Yes so simple answer is we expect all of those things to continue. Obviously as Dell and EMC come together right, you know, we have to understand what that means in terms of master agreements, et cetera. But our objective would be we now have twice the firepower behind us that we had before.

So all of those aspects, you know, the ability to leverage EMC now should be expanded as we leverage Dell EMC just because of the reach particularly as you go to the midmarket, SMB, you know, government, you know, states, healthcare. I mean Dell has some incredible reach in those places which just expands the potential opportunity for us to see acceleration as a result.

So all of the near-term leverage federation activities like the master services agreement, like the federation, client director program all of those things are on track.

And as we do the integration of Dell and EMC and remember we expect the deal to close mid of next year so between now and then everything is the same.

Male: It’s business as usual, yes.

Pat Gelsinger: Right? You know, we will put some arm’s length business agreements in place with Dell as soon as possible to see some acceleration. But that will be essentially it’s good business deals for us as independent companies.

And then obviously after the deal completes in the middle of next year that’s when we can get underway with some of these additional accelerations or expansions that we hope to see occur. Thank you.

(Elaine Chin): Hi. I’m (Elaine Chin) from Digital Marketing. I have a quick question. How will this Dell acquisition impact VMware employees benefit compensation, et cetera, because we have very good benefits?

Pat Gelsinger: So no change right? You know, and there’s some, you know, the independent company aspect that you heard me comment on Joe and Michael comment on all of those aspects their culture the same. We’re going to remain right with an independent board our benefits, our programs, et cetera, you know, will be the same.

Obviously, you know, we’re going to look for opportunities to leverage the greater breath that we have and, you know, we’ll do that across the full right to a set.

Now between the entities, you know, this is a large, large company…

(Elaine Chin): Yes.

Pat Gelsinger:…right? So can we do a better job in supplier agreements? You know, could we be able to drive some of those costs of benefits down as a result that we could in fact bring more benefit to the broader employees?

Obviously we’ll look for ways to leverage that but the core company’s values benefits programs, product strategy, vision, mission all of those things is the same and we also hope to accelerate that as a result of this transaction for VMware.

Joe Tucci: Okay, let me add to that. The - that’s for you.

Pat Gelsinger: Do you want me to take that for you Joe?

Joe Tucci: Probably not.

(Elaine Chin): I didn’t call you.

Joe Tucci: It’s Michael. No I’m only kidding. Look when we put together to do a deal this size this is a massive deal right, massive.

And, you know, the reams of paper are this thick and the amount of we made a lot of consultants and bankers incredibly wealthy I think.

There is not one dime of cost synergy right in that effects VMware.

As Pat said there was a lot of benefit, you know, revenue synergies. The impact of, you know, take on your sales force but combine our go to market organization is going to be 40,000 strong, 40,000. And that’s pre-sales, management sales and of course you’re part of that 40,000.

You know as Pat said when we do a rent a car contract right, for instance, you know, we’re going to say hey we have 100 whatever this thousand people and you give us a better deal and you’ll get a benefit of that. But there’s not one dime of cost synergies.

No on the EMC side there are some cross synergies right? But even there the revenue synergies are three times as great as the cost synergies. But this is about is the only way I would even contemplate doing something like this is going to be about how do we accelerate growth?

But on your thing I can look you all in the eye and say not a dime of cost synergies all, how do we get more revenue more success for VMware driven with, you know, take out your sales - so say it’s 35,000 extra people that are going to help push your product everyplace we can and as I talked about in my opening remarks win that cloud battle, win that software defined data center value battle, win that hybrid cloud battle. Right?

(Elaine Chin): Thank you.

Joe Tucci: Okay. Yes okay.

Pat Gelsinger: One more question. Okay.

(Trevor Tish): Hi. My name’s (Trevor Tish) and I’m from the EUC Team. If I look at the (content) the distribution right now you have 19% currently owned by market - by VMware, 28% by Dell...

Joe Tucci: EMC you mean.

Right.

(Trevor Tish): I’m sorry yes, the open market sorry.

Joe Tucci: Right.

(Trevor Tish): Nineteen percent open market…

Joe Tucci: Okay yes.

(Trevor Tish):…28% Dell and 53% tracking shares.

Joe Tucci: Yes.

(Trevor Tish): So currently states there is no single owner of VMware right now. Are we saving Pat for a hostile takeover here because 53%…

Joe Tucci: No. It’s, look this is the best of both worlds. Part of what I realized over time, going away. Part of what I realized over time is that having two private companies is very difficult.

Making one of those companies private, in this case EMC and Dell will make life much easier, much faster decision-making.

I really - Michael told me a story last time he came to see me he was flying from Boston and he said he got a good map and he completed his board meeting. He has very good electronics on his plane so he’s conducting a board meeting on the plane that lasted an hour and 10 minutes. I said, “I can’t get the board members to sit down for an hour and ten minutes.”

You know, so it’s a lot - it’s going to be, you know, incredibly more efficient. But so but the - right now the beauty of what we did set up right is EMC has just like Google has a super majority voting shares.

So therefore it - when a shareholder proposals or somebody take your private you got to have the votes Dell will have the super voting shares so there’s nobody they can do anything hostile to you. So you can be - you can use that as a shield to be protected.

And that’s the beauty of this. You can’t attack the - you’re an activist. You can’t attack the private company because Michael owns it. Michael by himself by the way — this is very unusual — Michael by himself owns 70% of his company. It’s good building PCs in dorm room right? So right, so you can’t attack that because Michael’s got 70% of the votes he said.

You know, of course he’ll protect VMware because with his super majority shares the way we do today.

Pat Gelsinger: It’s really, you know, significant in that sense because…

Joe Tucci: It can’t happen.

Pat Gelsinger: Right because the activist that’s been in the EMC shares right they came out in favor of the deal right, if you didn’t see that press release today right?

And VMware is now activist proof right, you know, as a result of the deal right so at that level. So it really, you know, guarantees us a cleaner view of the future in that regard. And this public-private gives us a much cleaner operational and much more rapidity right and efficiency to the operational model.

So that, you know, all of these things should help us to make decisions faster, move faster in the industry not have any of those overriding concerns.

And yes it will take me the hour and ten minutes to get the board to sit down because I still have an independent board to manage.

Joe Tucci: So great.

Pat Gelsinger: Well okay, last question go ahead.

(Zimmer): Hi. My name is (Zimmer) and I’m a senior product manager.

Pat Gelsinger: How are you?

(Zimmer): My question for you Joe as part of the deal there’s a clause which states that EMC can shop around for 60 days. Is there any chance we’ll be having this meeting again in two months?

Pat Gelsinger: Good question.

Joe Tucci: No, no, that’s a good question. When you do this kind of deal right, the law of the land says you’ve got to make sure that you did the best deal for your shareholders and they’re the owner the company right?

So what a provision basically says is Dell’s great saying that okay that’s the law of land. I’m going to encourage you to go shop fast. Let’s see if there is anybody else interested.

But I mean it’s so anything could happen. And I don’t know the answer your question but you have to significantly top, you know, 67 point what - who’s counting, $67.1 billion bid right?

(Zimmer): Would we actively sell for that?

Joe Tucci: Well our bankers are obligated to actively make sure that there’s nobody out there that would - that thinks this is worth a lot more.

Pat Gelsinger: And, you know, it’s a great question because, you know, again shareholders, shareholders have they gotten the best deal right? And ultimately that’s what we have to be able to say at the end of the deal or EMC has to be able to say to its shareholders and the board right.

And a deal of this magnitude is just mind boggling to put together a deal like this. So to think somebody else is going to top it wow but you have to go look right at that level.

So with that I think our time is up for today. You know, Joe thank you so much for joining us again today. You know, let’s all appreciate Joe.

Joe Tucci: And thank you Pat as I did appreciate you. And I will make sure that I do everything in my power which by the way is still substantial to make sure that your interest...

Pat Gelsinger: For nine months right, and then…

Joe Tucci: Well if that’s okay but right now to make sure your interests are well taken care of.

Pat Gelsinger: Yes. And again remember right, you know, we were barely a seedling right when Joe began his interest in VMware.

And obviously, you know, throughout this entire process, you know, Joe has been absolutely passionate right about his people, his leadership team, his companies, his employees right on the EMC side but also here on VMware.

And for that, you know, we all right can be extraordinarily appreciative for that kind of leadership making sure that we had a great landing spot that survived all of us as leaders for decades into the future for the powerful, disruptive, innovative capability that you are at VMware. Thank you very much.

Joe Tucci: Thank you guys really.

Disclosure Regarding Forward Looking Statements

This communication contains forward-looking statements, which reflect Denali Holding Inc.’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available or may be delayed; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (iv) risk as to the trading price of Class V Common Stock to be issued by Denali Holding Inc. in the proposed transaction relative to the trading price of shares of VMware, Inc. common stock; (v) the effect of the announcement of the proposed transaction on Denali Holding Inc.’s relationships with its customers, operating results and business generally; and (vi) adverse changes in general economic or market conditions. Denali Holding Inc. undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between EMC Corporation and Denali Holding Inc. The proposed transaction will be submitted to the shareholders of EMC Corporation for their consideration. In connection with the issuance of Class V Common Stock of Denali Holding Inc. in the proposed transaction, Denali Holding Inc. will file with the SEC a Registration Statement on Form S-4 that will include a preliminary proxy statement/prospectus regarding the proposed transaction and each of Denali Holding Inc. and EMC Corporation plans to file with the SEC other documents regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each EMC Corporation shareholder entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov) or from Denali Holding Inc.’s website (http://www.dell.com/futurereadydell).

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Denali Holding Inc. and certain of its directors and executive officers may be deemed to be “participants” in the solicitation of proxies from EMC Corporation shareholders in connection with the proposed transaction. Additional Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of EMC Corporation shareholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, will be set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction.

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